David Lubin & Associates, PLLC
26 East Hawthorne Avenue
Valley Stream, NY 11580
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

January 6, 2009

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention:  Robert Babula, Staff Accountant

RE:	Pay88, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 31, 2008 File No. 0-51793

Ladies and Gentlemen:

As discussed this afternoon on the telephone with Mr. Robert Babula of the Securities and Exchange Commission (the "Commission"), the time to respond to the letter of the Commission dated December 19, 2008 with respect to the Form 10-K for fiscal year ended December 31, 2007 filed by Pay88, Inc. has been extended until January 16, 2009.

Pay88, Inc. was not able to submit its response within ten days from the date of the Commission’s letter for several reasons, including but not limited to the fact that its auditor was in China and unavailable to assist in the response and we, as company counsel, did not receive a copy of the Commission’s letter until several days after it was sent to the Company. At your request, we are submitting this letter to memoralize that the response time has been extended until January 16, 2009; the company will use its best efforts to file the response and amended Form 10-K no later than said date

Please address any questions or comments to the undersigned at the above-referenced telephone and fax number.  Thank you very much.

Very truly yours,

/s/ David Lubin
David Lubin

cc: Mr. Guo Fan